LINUX GOLD CORP.

FORM 51-102F1 – MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Third Quarter Ended November 30, 2009

(Unaudited Financial Statements)

Linux   Gold   Corp.   (“Linux”   or   the   “Company”)   was   incorporated   in   the   Province   of   British

Columbia  on  February  27,  1979  and  is  engaged  in  the  exploration  of  mineral  properties,  with current mineral interests in Alaska.

The  Company  is  a  reporting  issuer  in  British  Columbia  &  Alberta.  Linux  is  listed  on  the  OTC  BB under the symbol “LNXGF”.

The  Company’s  current  plans  are  to  joint  venture  and  explore  its  mineral  properties  in  Alaska,

USA.   The Company has a 50% interest in the Fish Creek Property in Alaska, which is optioned to  Teryl  Resources  Corp.  (a  related  company),  and  Linux  has  a  total  of  176  mining  claims  in

Granite  Mountain  and  12  mining  claims  in  Dime  Creek,  which  are  located  near  Nome,  Alaska,

and 8 mining claims located in the Livengood-Tolovana Mining District, Alaska.

The  Company  prepared  its  financial  statements  in  Canadian  dollars  and  in  accordance  with

Canadian   generally   accepted   accounting   principles   and   its   Management’s   Discussion   and

Analysis  (MD&A)  should  be  read  in  conjunction  with  its  unaudited  financial  statements  for  the quarters  ended  November  30,  2009  and  2008 and  the  audited  financial  statements for  the  fiscal years ended February 28, 2008 and 2007.

FORWARD-LOOKING STATEMENTS

Certain  statements  contained  in  this  MD&A  using  the  terms  “may”,  “expects  to”,  “projects”,

“estimates”,   “plans”,   and   other   terms   denoting   future   possibilities,   are   forward-looking

statements   in   respect   to   various   issues   including   upcoming   events   based   upon   current

expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and

results  to  differ  materially.   The  future  conduct  of  the  Company’s  business  and  the  feasibility  of its  mineral  exploration  properties  are  dependent  upon  a  number  of  factors  and  there  can  be  no assurance  that  the  Company  will  be  able  to  conduct  its  operations  as  contemplate  and  the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are  beyond  our  ability  to  predict  or  control  and  which  may  cause  actual  results  to  differ

materially  from  the  projections  or  estimates  contained  herein.    The  risks  include,  but  are  not

limited  to,  the  risks  described  in  the  this  MD&A;  those  risks  set  out  in  the  company’s  disclosure documents  and  its  annual,  quarterly  and  current  reports;  the  fact  that  exploration  activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts  of  capital  to  undertake  and  the  other  risks  associated  with  start-up  mineral  exploration

operations  with  insufficient  liquidity,  and  no  historical  profitability.   The  Company  disclaims  any

obligation  to  revise  any  forward  looking  statements  as  a  result  of  information  received  after  the fact or regarding future events.

1.1

Date

January 29, 2010

1.2

Overall Performance

As  of  November  30,  2009  the  Company  had  a  working  capital  (deficiency)  of  $135,945,  (2008  –

$234,773),  compared  with  a  working  capital  (deficiency)  of  $296,083  as  of  February  28,  2009,

the fiscal year-end.

For the three months ended November 30, 2009, the Company recorded a net loss of $182,268 or  $0.002  per  share,  compared  to  net  loss  of  $172,541  or  $0.002  per  share  for  the same  period in the prior fiscal year.

For  the  nine  months  ended  November  30,  2009,  the  Company  recorded  a  net  loss  of  $353,285 or  $0.004  per  share,  compared  to  net  loss  of  $429,211  or  $0.005  per  share  for  the same  period in the prior fiscal year.

1.3

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The  following  table  summarizes  selected  financial  data  for  Dentonia  for  each  of  the  three  most

recently   completed   financial   years.     The   information   set   forth   below   should   be   read   in

conjunction  with  the  consolidated  audited  financial  statements,  prepared  in  accordance  with

Canadian generally accepted accounting principles, and the related notes thereto.

February 28,      February 28,      February 28,

2009

2008

2007

Total Revenue

-

-

-

General and administrative expenses

537,805

2,134,327

3,650,671

Mineral property acquisition costs written off

-

126,417

-

Property investigation costs

-

-

-

Income (Loss) from continuing operations:

- In total

(536,201)

(2,260,291)

(3,571,183)

- Basic and diluted loss per Share

(0.01)

(0.03)

(0.05)

Total Assets

112,942

328,923

737,837

1.4

Results of Operations

During the year ended February 29, 2008, the Company discontinued active exploration on both

its  British  Columbia  properties  and  wrote  off  the  acquisition  costs  of  each.    The  Company

elected  not  to  file  the  necessary  assessments  in  2008,  so  these  mineral  claims  have  now lapsed.

The  Company  also  discontinued  active  exploration  on  the  China  property  and  wrote  off  the acquisition costs during the fiscal year ended February 29, 2008.

The Company had no revenue from operations.

ALASKA MINERAL PROPERTIES

Granite Mountain Property

The  Granite  Mountain  Property  consists  of  176  State  of  Alaska  MTRSC  quarter-section  mining claims  (160  acres  each),  within  seven  contiguous  claim  blocks,  recorded  in  the  Cape  Nome

Recording  District.   The  claims  were  staked  during  two  campaigns:   136  claims  were  staked  in

March  2005,  and  an  additional  140  claims  were  staked  in  August  2006.   These  claims  cover

approximately  179sq.km  (approximately  44,160  acres).    The  property  is  located  in  western

Alaska,  at the  east edge of  the  Seward  Peninsula,  approximately  240km  (150mi)  east-northeast

of  Nome,  and  approximately  640km  (400mi)  west  of  Fairbanks,  Alaska.   The  2008  assessment

work  was  filed  for  176  claims.    The  balance  of  the  claims  did  not  have  any  mineralization,

therefore,  these  claims  lapsed  due  to  the  Company  not  filing  assessment  work  and  paying  the

renewal  for  these  claims.   The  176  claims  are  100  %  owned  by  the  Company  and  are  in  good standing.

Most  of  the  work  on  the  property  has  been  focused  on  four  prospects  including  the  Saddle,

Gossan, Gusty and Peace River prospects.

Dime Creek Property, Seward Peninsula, Alaska

The  Dime  Creek  Claim  Block  is  located  about  15  miles  to  the  south  of  Granite  Mountain  and  is composed of 12 mining claims (3 square-miles).

Tom  Bundtzen,  Geological  Consultant  for  Linux’s  Alaska  Properties,  completed  a  summary

report  on  the  Dime  Creek  property  dated  April  25,  2009.   The  summary  report  estimates  one

million  cubic  yards  of  auriferous  pay  remain  in  several  defined  areas  within  the  Dime  Creek

basin.   In  addition,  lode  targets  for  platinum  and  possibly  gold  have  been  outlined  by  an  auger soil  survey  carried  out  by  past  investigators  and  from  historical  notations  in  published  literature.

Additional  data  on  platinum  lode  targets  can  be  acquired  with  follow-up  drilling  concurrent  with placer gold exploration and is a recommended course of action for future exploration work.

Mr.  Bundtzen  recommends  that  the  placer  resource  areas  should  be  drill  tested  prior  to  any

decisions  to  develop  them.   Placer  ground  in  the  upper  portion  of  the  basin  above  Haycock  is relatively  shallow  (<20  feet)  and  drill  testing  could  be  accomplished  with  a  track-mounted  auger drill similar to that used to conduct soil sampling in 2001.

A  100-hole,  3,000ft  drill  program  is  recommended  to  begin  the  due  diligence  on  the  placer

resource  north  of  Haycock.   This  data  could  initiate  production  planning  for  the  placer  resource and open the door for a second phase of drilling, south of Haycock, in the following year.

Exploration  by  previous  operators  in  2000-2001  located  elevated  PGE  values  within  Linux’s

claim  block.   These  anomalies  already  define  potential  PGE-bearing  lode  drill  targets  and  Mr.

Bundtzen recommends initial testing with 2 to 4 drill holes.  These test holes could be completed in conjunction with the placer resource exploration program.

Mr. Tom Bundtzen, a Certified Professional Geologist (CPG) #10912 with the American Institute of  Professional  Geologists,  Alaska  Business  License  #279639  –  Geological  and  Technical

Services, is a Qualified Person as defined by National Instrument 43-101.

Livengood Property

Linux  has  a  total  of  8  mining  claims  covering  6,400  acres  in  the  Livengood-Tolovana  Mining

District in the State of Alaska, known as the Livengood Claims.

Fish Creek Property

The  Company  owns  a  50%  joint  interest  in  30  claims  located  in  the  Fairbanks  Mining  Division,

Alaska,  USA,  known  as  the  Fish  Creek  Claims.   During  fiscal  2003,  the  Company  optioned  a

50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”), a related company.

Under  the  terms  of  the  agreement,  Teryl  issued  200,000  common  shares  to  the  Company  at  a fair value of $80,000 and must expend $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest  until  US$2,000,000  has  been  received,  and

may convert it into a 25% working interest.   The Company entered into an amending agreement

with  Teryl  to  extend  the  term  of  the  original  agreement  until  March  7,  2007,  for  which  Teryl issued  100,000  common  shares  to  the  Company,  and  also  agreed  to  expend  a  minimum  of

US$500,000  within  two  years  from  the  date  of  that  amending  agreement.   All  other  terms  of  the

original  agreement  remain  the  same.     Subsequently,  the  Company  entered  into  a  further

agreement with Teryl to extend the term of the original agreement until March 5, 2010.

Together  with  Teryl  Resources  Corp.,  Linux  planned  to  implement  an  exploration  program

during  the  2006/7  winter  on  the  Fish  Creek  gold  property.   The  Company  received  permits  to

conduct  exploration  drilling  to  drill  up  to  seven  holes  (3,500  ft)  on  geophysical  targets  identified

from  the  Fugro  survey.   Additionally,  in  January  2008  Teryl,  announced  plans  to  arrange  a  drill program  on  the  Fish  Creek  claims  in  Alaska  to  test  several  gold  geophysical  anomalies.

However,  due  to  the  location  of  the  proposed  drill  holes  (wet,  boggy),  increased  exploration activities  in  the  State  of  Alaska,  and  the  Company  being  a  junior  mining  company  requiring

small-scale   work   competing   for   equipment   with   many   larger   companies,   it   had   difficulty

obtaining  equipment  to  conduct  the  exploration  drilling.    It  is  the  intent  to  complete  the  drilling

as soon as a drill is available and the weather permits.

1.5

Summary Of Quarterly Results

The  Company  experienced  a  net  loss  of  $182,268  or  $0.002  per  share  for  the  quarter  ended

November  30,  2009  compared  to  a  net  loss  of  $172,541  or  $0.002  per  share  for  the  same period last year.

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight most recently completed quarters:

Nov.   30,     Aug.   31,     May

31,     Feb.

28,     Nov.

30,     Aug.

31,     May

31,     Feb.

29,

2009

2009

2009

2009

2008

2008

2008

2008

Revenue

-

-

-

-

-

-

-

-

General & admin

expenses

180,977

112,312

58,705

80,064

173,249

155,594

119,331

372,609

Write off/

impairment of

-

-

-

-

-

-

-

-

mineral properties

Loss

(182,268)     (112,312)

(58,705)

(106,990)

(172,541)

(154,811)

(101,859)

(539,705)

Loss per share

(0.002)

(0.001)

-

(0.01)

-

-

-

(0.01)

Total assets

351,992

211,484

127,137

112,945

139,141

317,423

556,872

328,923

Total long-term

liabilities

-

-

-

-

-

-

-

-

As  the  Company  is  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate activity and are also impacted by factors which are not recurring each quarter.

The  increases  in  net  loss  over  the  past  two  quarters  are  mainly  due  to  increased  activity  on  the

Company’s mineral properties.

General  and  administrative  expenses  totaled  $180,977  for  the  quarter  ended  November  30,

2009  compared  to  $173,249  for  the  same  period  ended  November  30,  2008.   Details  of  the  five

largest operating expenses are as follows:

     Consulting and subcontracts expenses of $54,941 (2008 - $36,658);

     Mineral property exploration and development costs of $47,397 (2008 - $40,754);

     Financing costs of $19,800 (2008 - $nil);

     Office, rent and telephone expenses of $15,834 (2008 - $13,482);

     Travel and promotion expenses of $15,415 (2008 - $25,607).

The  company  recorded  an  amount  of  $nil  as  stock-based  compensation  in  the  quarter  ending

November 30, 2009.

The Company expects to spend the same amount in the next quarter.   All other expenses are in

the normal course of doing business.

Financings

On  October  19,  2009,  the  Company  issued  5,000,000  units  pursuant  to  a  private  placement  of

common   shares   at   a   price   of   US$0.04   per   unit   for   gross   proceeds   of   US$200,000

(CAD$207,512).   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant.

Each  warrant  shall  entitle  the  holder  to  purchase  one  additional  share  of  common  stock  at  a price  of  US$0.075  in  the  first  year  or  at  a  price  of  US$0.10  in  the  second  year  from  the  date  of

issue.    The  Company  allocated  $82,032  to  the  common  shares  and  $125,480  to  the  share purchase warrants based on the relative fair values.

1.6

Liquidity

All  of  the  Company’s  properties  are at  the  advanced  or  early  exploration  stages.   The Company

does  not  expect  to  generate  any  revenues  in  the  near  future  and  will  have  to  continue  to  rely

upon  the  sale  of  equity  securities  to  raise  capital.   Fluctuations  in  the  Company’s  share  price

may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

During  the  nine  months  ended  November  30,  2009,  we  financed  our  operations  and  received

$234,012 by:



share subscriptions received in the net amount of $207,512; and



increasing our bank debt by $26,500.

These funds were mainly used to fund activity on our mineral properties during the period.

The  Company’s  cash  position  decreased  to  an  overdraft  of  $2,324  at  November  30,  2009  as compared to cash on hand of $79,805 at November 30, 2008.

1.7

Capital Resources

The  Company  sees  the  exercise  of  stock  options  and  warrants  as  a  source  of  capital,  but  as  of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

Since  its  incorporation,  the  Company  has  financed  its  operations  almost  exclusively  through  the

sale  of  its  common  shares  to  investors.   The  Company  expects  to  finance  operations  through

the  sale  of  equity  in  the  foreseeable  future  as  it  generates  limited  revenue  from  business

operations.   There  is  no  guarantee  that  the  Company  will  be  successful  in  arranging  financing on acceptable terms.  To a significant extent, the Company’s ability to raise capital is affected by

trends  and  uncertainties  beyond  its  control.    These  include  the  market  prices  for  base  and

precious metals and results from the Company’s exploration program.   The Company’s ability to

attain  its  business  objectives  may  be  significantly  impaired  if  prices  for  metals  fall  or  if  results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to continue  as  a  going  concern  in  order  to  pursue  the  exploration  of  its  mineral  claims  and  to

maintain  a  flexible  capital  structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the

Company  is  not  earning  significant  revenues  from  operations,  its  principal  source  of  funds  is from the issuance of common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our

Common  Stock,  and  through  advances  from  related  parties.   Although  we  intend  to  continue

utilizing  these  sources,  there  has  been  no  assurance  in  the  past  that  these  sources  and

methods  would  continue  to  be  available  in  the  future.    In  the  event  that  no  other  sources  of

capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the  worst  case,  we  could  be forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an  adverse financial effect upon our shareholders.

In  the  management  of  capital,  the  Company  includes  the  component  of  shareholders’  equity  as well as cash, receivables, related party payables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in

economic  conditions  and  the  risk characteristics  of  the  underlying  assets.   To maintain  or  adjust

the  capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of assets or adjust the amount of cash and short-term investments.

Other   than   the   current   economic   uncertainty   and   financial   market   volatility,   and   resulting

tightening   of   capital   markets,   the   Company   does   not   know   of   any   trends,   demand,

commitments,  events  or  uncertainties  that  will  result  in,  or  that  are  reasonably  likely  to  result  in,

its liquidity either materially increasing or decreasing at present or in the foreseeable future.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

During  the  nine  months  ended  November  30,  2009,  the  Company  entered  into  the  following transactions with related parties:

(a)   The  Company  incurred  $3,000  (2008  -  $8,000)  for  investor  relations  fees  paid to a company related to the Company by way of a director in common.

(b)   The  Company  incurred  $22,500  (2008  –  $22,500)  in  management  fees  to  a company where the President of the Company is a director.

(c)    The  Company  paid  consulting  fees  of  $10,417  (2008  -  $11,669)  to  a  company where the President of the Company is a director.

(d)   The  Company  owed  $12,572  (2008  -  $nil)  to  a  director  for  trade  payables  paid on behalf of the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

1.10     Fourth Quarter

N/A

1.11     Proposed Transactions

N/A

1.12     Critical Accounting Estimates

The   preparation   of   financial   statements   in   conformity   with   Canadian   generally   accepted

accounting  principles  requires  management  to  make  estimates  and  assumptions  that  affect  the reported  amounts  of  assets  and  liabilities  and  disclosure  of  contingent  assets  and  liabilities  at the date of the financial statements and the reported amounts of revenues and expenses during

the  reporting  period.   Significant  areas  requiring  the  use  of  management  estimates  relate  to  the determination  of  impairment  of  equipment  and  resource  interests,  useful  lives  for  depreciation

and  amortization,  and  cost  allocations  to  specific  projects.   Financial  results  as  determined  by

actual events could differ from those estimates.

1.13     Changes in Accounting Policies

In  July  2009,  the  Financial  Accounting  Standards  Board  (the  “FASB”)  issued  SFAS  No.  168,

“The   FASB   Accounting   Standards   Codification   and   the   Hierarchy   of   Generally   Accepted

Accounting   Principles”.      SFAS   No.   168   will   become   the   single   source   of   authoritative

nongovernmental  U.S.  generally  accepted  accounting  principles  (GAAP),  superseding  existing

FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force

(EIFT)  and  related  accounting  literature.   SFAS  No.  168  reorganizes  the  thousands  of  GAAP

pronouncements   into   roughly   90   accounting   topics   and   displays   them   using   a   consistent

structure.   Also  included  is  relevant  Securities  and  Exchange  Commission  guidance  organized

using  the  same  topical  structure  in  separate  sections.    SFAS  No.  168  will  be  effective  for

financial  statements  issued  for  reporting  periods  that  end  after  15  September  2009.    The

adoption  of  SFAS  No.  168  is  not  expected  to  have  a  material  impact  on  the  Company’s consolidated financial statements.

In  June  2009,  the  FASB  issued  SFAS  No.  167,  “Amendments  to  FASB  Interpretation  No.

46(R)”.    SFAS  No.  167  is  intended  to  establish  general  standards  of  financial  reporting  for

companies  with  variable  interest  entities.   It  requires  timely  and  useful  disclosure  of  information related to the Company’s involvement with variable interest entities.  This disclosure should alert all  users  to  the  effects  on  specific  provisions  of  FASB  Interpretation  No.  46  (revised  December

2003),  Consolidation  of  Variable  Interest  Entities,  related  to  the  changes  to  the  special-purpose

entity   proposal   in   SFAS   No.   166,   Accounting   for   Transfers   of   Financial   Assets,   and   the

treatment  of  specific  provisions  of  Interpretation  46(R).   SFAS  No.  167  is  effective  for  financial

statements  issued  for  fiscal  years  and  interim  periods  beginning  after  November  15,  2009.   The

Company has determined that the adoption of SFAS No. 167 will have no impact will have on its consolidated financial statements.

In  June  2009,  the  FASB  issued  SFAS  No.  166,  “Accounting  for  Transfers  of  Financial  Assets—

an  amendment  of  FASB  Statement”.    SFAS  No.  166  is  intended  to  establish  standards  of financial  reporting  for  the  transfer  of  assets  and  transferred  assets  to  improve  the  relevance,

representational  faithfulness,  and  comparability.   SFAS   No.  166  was   established  to  clarify

derecognition   of   assets   under   SFAS   No.   140,   Accounting   for   Transfers   and   Servicing   of

Financial  Assets  and  Extinguishments  of  Liabilities.    SFAS  No.  166  is  effective  for  financial

statements  issued  for  fiscal  years  and  interim  periods  beginning  after  November  15,  2009.   The

Company has determined that the adoption of SFAS No. 166 will have no impact will have on its consolidated financial statements.

In  May  2009,  the  FSAB  issued  SFAS  No.  165,  “Subsequent  Events”.  SFAS  No.  165  is  intended to  establish  general  standards  of  accounting  for  and  disclosure  of  events  that  occur  after  the

balance  sheet  date,  but  before  financial  statements  are  issued  or  are  available  to  be  issued.   It

requires  the  disclosure  of  the  date  through  which  an  entity  has  evaluated  subsequent  events

and   the   basis   for   that   date–that   is,   whether   that   date   represents   the   date   the   financial

statements  were  issued  or  were  available  to  be  issued.  This  disclosure  should  alert  all  users  of financial statements that an entity has not evaluated subsequent events after that date in the set

of  financial  statements  being  presented.    SFAS  No.  165  is  effective  for  financial  statements

issued  for  fiscal  years  and  interim  periods  ending  after  June  15,  2009.  The  Company  is evaluating  the  impact  that  the  adoption  of  SFAS  No.  165  will  have  on  its  consolidated  financial statements.

In   May   2008,   the   FASB   issued   SFAS   No.   162,   “The   Hierarchy   of   Generally   Accepted

Accounting Principles”.   SFAS No. 162 is intended to improve financial reporting by identifying a consistent  framework,  or  hierarchy,  for  selecting  accounting  principles  to  be  used  in  preparing financial  statements  that  are  presented  in  conformity  with  GAAP  for  nongovernmental  entities.

Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of

Certified  Public  Accountants  (“AICPA”)  Statement  on  Auditing  Standards  (“SAS”)  No.  69,  “The

Meaning of Present Fairly in Conformity with GAAP”.  SAS No. 69 has been criticized because it

is  directed  to  the  auditor  rather  than  the  entity.    SFAS  No.  162  addresses  these  issues  by

establishing  that  the  GAAP  hierarchy  should  be  directed  to  entities  because  it  is  the  entity,  not its auditor, that is responsible for selecting accounting principles for financial statements that are

presented  in  conformity  with  GAAP.   SFAS  No.  162  is  effective  60  days  following  the  Securities and  Exchange  Commission’s  (“SEC”)  approval  of  the  Public  Company  Accounting  Oversight

Board  Auditing  amendments  to  AU  Section  411,  “The  Meaning  of  Present  Fairly  in  Conformity

with  Generally  Accepted  Accounting  Principles”.   The  Company  does  not  expect  SFAS  No.  162

to have a material effect on its consolidated financial statements.

1.14     Financial Instruments & Other Instruments

The  Company’s  financial  instruments  consist  of  cash,  marketable  securities,  GST  receivable,

amounts due to related parties, prepaid expenses and accounts payable.

The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

The  fair  value  of  related  party  balances  cannot  be  reasonably  determined  as  comparable  risk and interest rate profiles are not readily available.

1.15     Other MD&A Requirements

Internal Control Risks

The  President  or  the  Chief  Executive  Officer  (“CEO”)  and  Chief  Financial  Officer  ("CFO")  are

responsible for designing internal controls over financial reporting in order to provide reasonable assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  the  Company's consolidated  financial  statements  for  external  purposes  in  accordance  with  Canadian  GAAP.

The  design  of  the  Company's  internal  control  over  financial  reporting  was  assessed  as  of  the date of this Management Discussion and Analysis.

Based  on  this  assessment,  a  weakness  common  to  small  companies  was  identified.   Dentonia

does  not  have  a  sufficient  number  of  personnel  to  allow  for  proper  segregation  of  duties.   To

compensate  for  this,  all  major  commitments  and  all  payments  require  two  signatures,  including

CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of  the  Company  to  mitigate  this  weakness,  and  candid  discussion  of  any  risks  with  the  audit committee.

Risks and Uncertainties

The  risks  and  uncertainties  affecting  the  Company  remain  substantially  unchanged  from  those

disclosed  in the  Annual  MD&A.   It  is  the  management’s  opinion  that  the Company  has  sufficient funds  on  hand  to  meet  the  Company’s  ongoing  administrative  expenses  for  a  period  of  at  least twelve months.

Outstanding Share Data

Authorized:   200,000,000 shares without par value

Issued:

Common:  92,650,825 - $15,279,414

COMMON SHARES

SHARE CAPITAL

Balance as at February 28, 2007

71,250,099

$12,074,037

Issued for cash

Private placement @

2,825,000

615,195

Exercise of stock options

212,500

24,020

Exercise of warrants

430,000

94,501

Issued for debt redemption

8,378,226

1,493,911

Share issuance costs

-

(4,003)

Stock-based compensation

-

75,042

Balance as at February 29, 2008

83,095,825

$14,372,703

Private placement @

4,555,000

662,522

Fair value of warrants

-

51,320

Share issuance costs

-

(35,459)

Balance as at November 30, 2008 and

February 28, 2009

87,650,825

$15,051,086

Private placement @

5,000,000

82,032

Fair value of warrants

-

125,480

Stock-based compensation

-

408

Financing costs

-

20,408

Balance as at November 30, 2009

92,650,825

$15,279,414

Outstanding Share Purchase Warrants

Remaining

Exercise

Number

contractual

price

of

life (years)

warrants

US$

Warrants expiring 27 March 2010

0.25

500,000

0.32

Warrants expiring 1 June 2010

0.30

1,412,500

0.50

Warrants expiring 5 June 2010

0.20

4,055,000

0.51

Warrants expiring 8 May 2011

0.20

9,275,000

1.44

Warrants expiring 28 June 2011

0.20

3,125,000

1.58

Warrants expiring 19 October

0.075/

1.88

2011

0.10

5,000,000

23,367,500

During  the  nine  months  ended  November  30,  2009,  the  Company  extended  the  expiry  date  of certain of these share purchase warrants to dates ranging from March 27, 2010 to June 5, 2010.

Weighted

Number of

average exercise

warrants

price

US$

Outstanding and exercisable at March 1, 2009

18,367,500

0.21

Granted

5,000,000

0.09

Exercised

-

-

Expired

-

-

Cancelled

-

-

Outstanding  and  exercisable  at  November  30,

2009

23,367,500

0.23

Weighted average fair value of warrants

granted during the year

0.06

Outstanding Stock Options

The following stock options were outstanding and exercisable at November 30, 2009:

Remaining

Exercise

Number

contractual

price

of

life (years)

options

US$

Options expiring 9 August 2011

0.35

1,500,000

1.69

Options expiring 2 November 2011

0.25

25,000

1.92

Options expiring 8 December 2011

0.25

50,000

2.02

Options expiring 7 November 2012

0.31

50,000

2.94

Options expiring 21 February 2013

0.10

1,525,000

3.23

Options expiring 22 April 2014

0.10

75,000

4.39

3,225,000

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  nine-month period ended November 30, 2009:

Weighted

Number of

average

options

exercise price

US$

Outstanding at 1 March 2009

3,237,500

0.23

Granted

75,000

0.10

Exercised

-

-

Expired

(87,500)

0.28

Cancelled

-

-

Outstanding at 30 November 2009

3,225,500

0.22

Exercisable at 30 November 2009

806,250

0.25

Weighted average fair value of stock options

granted during the year

$0.02

Commitments

The Company has the following commitments:

The  Company  entered  into  a  consulting  agreement  dated  9  August  2006  for  the  provision  of financial  development  services.  Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay

US$1,000  per  month  plus  expenses  for  a  term  of  two  years  and  issue  stock  options  for

1,000,000 common shares exercisable at US$0.35 per share (granted).  The agreement may be

terminated by either party before the end of the term by giving 90-day written notice.   During the

six month period ended 31 August 2009, consulting fees of $nil (2008 - $8,116) were incurred.

The  Company  entered  into  a  consulting  agreement  dated  9  August  2006  for  the  provision  of financial development services.  Under the terms of the agreement, the Company agreed to pay expenses  incurred  for  a  term  of  two  years,  and  issue  stock  options  for  500,000  common  shares

exercisable  at  US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party

before  the  end  of  the  term  by  giving  90-day  written  notice.   During  the  six  month  period  ended

31 August 2009, consulting fees of $nil (2008 - $nil) were incurred.

The  Company  entered  into  a  consulting  agreement  dated  25  May  2009  for  the  provision  of

investor  relation  services.    Under  the  terms  of  the  month-to-month  agreement,  the  Company agreed  to  pay  US$8,000  plus  expenses  in  the  first  month  and  US$11,000  plus  expenses  per

month  thereafter.   The  agreement  may  be  terminated  by  either  party  by  giving  60-day  written

notice.   During  the  six  month  period  ended  31  August  2009,  investor  relation  fees  of  $22,610

(2008 - $nil) were incurred.

The  Company  entered  into  a  lease  agreement  dated  7  September  2006  for  a  term  of  three

years  commencing  1  November  2006  to  31  October  2009.   Under  the  terms  of  the  agreement,

the  Company  will  pay  monthly  rent  of  $1,833  plus  a  proportionate  share  of  operating  costs.   On

30  November  2007,  the  monthly  rent  increased  to  $2,017  and  on  30  November  2008,  the monthly  rent  increased  to  $2,200.  The  Company  shares  the  rentable  area  with  related  parties

who   reimburse   the   Company   for   two-thirds   of   the   total   monthly   rental   fee.     The   future

commitment is as follows:

$

Fiscal year ending 28 February 2010

27,280

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management   has   established   processes,   which   are   in   place   to   provide   them   sufficient

knowledge   to   support   management   representations   that   they   have   exercised   reasonable

diligence  that  (i)  the  audited  financial  statements  do  not  contain  any  untrue  statement  of material  fact  or  omit  to  state  a  material  fact  required  to  be  stated  or  that is  necessary  to  make  a statement  not  misleading  in  light  of  the  circumstances  under  which  it  is  made,  as  of  the  date  of and  for  the  periods  presented  by  the  audited  financial  statements  and  that  (ii)  the  audited financial  statements  fairly  present  in  all  material  respects  the  financial  condition,  results  of operations  and  cash  flows  of  the  Company,  as  of  the  date  of  and  for  the  periods  presented  by the audited financial statements.

In   contrast   to   the   certificate   required   under   National   Instrument   52-109   Certification   of

Disclosure  in  Issuers’  Annual  and  Interim  Filings  (NI  52-109),  the  Company  utilizes  the  Venture

Issuer Basic Certificate which does not include representations relating to the establishment and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  controls  over  financial reporting  (ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  Venture

Issuer  Basic  Certificate  are  not  making  any  representations  relating  to  the  establishment  and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance that  information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,

interim filings or other reports filed or submitted under securities legislation is

recorded,   processed,   summarized   and   reported   within   the   time   periods

specified in securities legislation; and

ii)

a   process   to   provide   reasonable   assurance   regarding   the   reliability   of

financial  reporting  and  the  preparation  of  financial  statements  for  external purposes in accordance with the issuer’s GAAP.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  are  making  in  this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of the

Company to design and implement on a cost effective basis DC&P and ICFR as defined in NI

52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The  Board  of  Directors  of  Linux  Gold  Corp.  has  approved  the  disclosures  contained  in  this

Interim  MD&A.   A  copy  of  this  MD&A  and  unaudited  financial  statements  ended  November  30,

2009 will be provided to anyone who requests this information.

Additional Information

For  press  releases  and  other  up-dated  information,  please  contact  the  Company  either  by

phone:     604-278-5996;  fax:     604-278-3409;  e-mail  at  info@linuxgoldcorp.com  refer  to  the

Company’s    website    at    www.linuxgoldcorp.com    or    refer    to    the    SEDAR    website    at

www.sedar.com.